July 31, 1997

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND XI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1997, and 1996, total revenues increased 2.1% from $455,600 to $464,979 and total expenses increased 2% from $274,254 to $279,874. As a result, net income increased 2.1% from $181,346 for the three month period ended June 30, 1996, to $185,105 for the same period in 1997. Rental revenue increased as a result of higher unit rental rates. Operating expenses increased approximately $8,700 (3.6%) primarily as a result of higher fire and liability insurance expense. General and administrative expenses decreased approximately $3,100 (9.4%) primarily as a result of decreases in Michigan and Illinois partnership tax payments. Occupancy levels for the Partnership's four mini-storage facilities averaged 85.3% for the three month period ended June 30, 1997 as compared to 88.8% for the same period in 1996. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities.

For the six month periods ended June 30, 1997, and 1996, total revenues increased 4% from $895,602 to $931,077 and total expenses decreased 0.8% from $554,010 to $549,852. As a result, net income increased 11.6% from $341,592 for the six month period ended June 30, 1996, to $381,225 for the same period in 1997. Rental revenue increased for the same reasons as discussed above. Operating expenses remained constant. General and administrative expenses decreased approximately $3,600 (4.6%) for the same resaons as above.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund XI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND XI
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President